Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors..

A.	Operating Results

Overview

We were originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy. As a result of the business combination, we became the holding company of Scienjoy and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 317.1 million registered users by the end of June 30, 2022, increased from 267.1 million registered users as of December 31, 2021.

We adopt a multi-platform strategy and all platforms are categorized as “SHOW live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (such as singing, dancing, and talk shows). Broadcasters on all platforms have been professionally trained by relevant broadcaster agents to provide more professional content. Despite the similarity in contents, the different platforms adopt different operation strategies, such as, to name a few, different broadcaster policy, events, promotion, and games. We provide a technological infrastructure to enable broadcasters, online users and viewers to interact with each other during live streaming. All platforms can be accessed for free. We mainly derive our revenue from sales of virtual items on the platforms. Users can purchase virtual currency to purchase virtual items for use on the platforms. Users can recharge their virtual currency on the platforms through various online third-party payment platforms, such as WeChat Pay or AliPay.

On December 29, 2021, Beijing local time, SHC entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, SHC, or its affiliates designated by SHC, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

Pursuant to the Framework Agreement, the Acquisition requires both cash and share considerations (the “Considerations”). The Company is required to pay RMB180 million in its Class A ordinary shares, consisting of (1) the shares consideration of RMB20.8 million to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and (ii) the shares consideration of RMB159.2 million in its Class A ordinary shares to Wolter Global (the “Wolter Global Share Consideration”). 20% of the Wolter Global Share Consideration are subject to certain performance conditions (i.e., earn-out provisions) and requirements over the following two years (earn-out arrangement). The Company is also required to pay cash consideration of RMB13.8 million cash to Yieryi. The total fair value of the Considerations was determined at RMB182.0 million, based on a valuation performed by an independent valuation firm engaged by the Company.

In January 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100,000. We believe the acquisition of CDZH and HYDC will help to enrich the product lines, expand the user base and commercialize the growth potential in the live streaming market.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the six months ended June 30, 2022, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Key Factors Affecting Our Results of Operations

General Factors

Development of the mobile live streaming market in China over the past decade has been influenced by a number of macroeconomic and technological factors and trends, including increasing disposable income and demand for cultural and entertainment activities and increased use of the mobile internet. Our business and operating results are affected by general factors affecting China’s entertainment live streaming industry, which may include the following:

●	China’s overall macroeconomic landscape

●	China’s overall entertainment and mobile entertainment growth

●	Usage and penetration rate of mobile Internet and mobile payment

●	Growth and competitive landscape of China’s mobile live streaming market, especially entertainment SHOW live streaming

●	Governmental policies affecting China’s live streaming industry

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect its results of operations.

Specific Factors

While our business is influenced by general factors affecting the mobile live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different contents and games to attract more users to pay for our services and to pay more money per user as well. Therefore, quality broadcasters and interesting contents are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are very cautious in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved ARPPU and paying ratio of Scienjoy.

Our ability to maintain and expand our user base

User base is another key factor for success in the mobile live streaming industry. We endeavor to provide attractive content to keep users on its platforms as long as possible. Our multi-platform strategy attempt to retain users by providing diversified content, promotions and an enhanced user experience.

With respect to user base, mobile SHOW live streaming sector differs from other mobile live streaming sectors such as pan entertainment live streaming and game live streaming sector. Because, for SHOW live streaming, each broadcaster interacts in real time with users and therefore the number of users that each broadcaster can entertain at the same period in his/her video room is limited.

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We continue to seek opportunities to grow our user base and enhance our user engagement. Our ability to do so largely depends on our ability to recruit, train, and retain high quality broadcasters and our ability to produce high quality content. We also intend to continue to invest in our brand recognition.

We intend to further explore overseas markets to expand our business and user base through both organic expansion and selective investments.

Our ability to improve innovative technologies

The ability to understand market traffic and pair users with suitable broadcasters and activities is key for user stickiness and monetization in the mobile SHOW live streaming industry. By using big data analysis to understand individual user behavior and industry trends, we intend to adjust our platform to better guide users to appropriate broadcasters as well as to analyze traffic on other sites to select the best methods and targets for user acquisition.

Summary Consolidated Statements of Income

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Total revenues	393,226	506,528	75,623	758,257	969,973	144,813
Cost of revenues	(313,297)	(413,376)	(61,715)	(598,189)	(762,345)	(113,815)
Gross profit	79,929	93,152	13,908	160,068	207,628	30,998
Sales and marketing expenses	(1,480)	(452)	(67)	(2,584)	(1,036)	(155)
General and administrative expenses	(15,548)	(15,406)	(2,300)	(24,395)	(34,514)	(5,153)
Provision for doubtful accounts	(3,197)	(3,353)	(501)	(3,645)	(3,094)	(462)
Research and development expenses	(13,951)	(18,313)	(2,734)	(23,514)	(35,128)	(5,244)
Income from operations	45,753	55,628	8,306	105,930	133,856	19,984
Change in fair value of contingent consideration	35,323	6,050	903	23,545	10,790	1,611
Change in fair value of warrants liability	11,632	3,883	580	10,854	8,382	1,251
Change in fair value of investment	1,440	752	112	27,608	1,464	219
Interest income	693	755	113	1,431	1,251	187
Interest expense	(124)	(13)	(2)	(241)	(13)	(2)
Other income, net	102	26	4	102	86	13
Foreign exchange gain (loss), net	53	(513)	(77)	(40)	(453)	(68)
Income before income taxes	94,872	66,568	9,939	169,189	155,363	23,195
Income tax benefits (expenses)	(2,819)	807	120	(6,178)	(4,762)	(711)
Net income	92,053	67,375	10,059	163,011	150,601	22,484
Less: net loss attributable to noncontrolling interest	-	(299)	(45)	-	(299)	(45)
Net income attributable to the Company’s shareholders	92,053	67,674	10,104	163,011	150,900	22,529

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	1,234	602	90	748	566	85
Comprehensive income	93,287	67,977	10,149	163,759	151,167	22,569
Less: comprehensive loss attributable to non-controlling interests	-	(299)	(45)	-	(299)	(45)
Comprehensive income attributable to the Company’s shareholders	93,287	68,276	10,194	163,759	151,466	22,614

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Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the three and six months ended June 30, 2021 and 2022, revenue from consumable virtual items represented over 96% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	USD	RMB	RMB	USD
Live streaming - consumable virtual items revenue	378,930	497,330	74,249	733,166	940,768	140,453
Live streaming - time based virtual item revenue	8,570	6,917	1,033	17,668	14,382	2,147
Technical services and others	5,726	2,281	341	7,423	14,823	2,213
Total revenue	393,226	506,528	75,623	758,257	969,973	144,813

As of June 30, 2022, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongren Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	USD	RMB	RMB	USD
Showself	151,293	143,763	21,463	285,701	282,856	42,229
Lehai	54,205	73,404	10,959	109,895	130,411	19,470
Haixiu	83,314	84,763	12,655	166,117	167,450	25,000
Beelive	98,688	128,176	19,136	189,121	243,522	36,357
Hongren	-	74,141	11,069	-	130,911	19,544
Technical services and others	5,726	2,281	341	7,423	14,823	2,213
TOTAL	393,226	506,528	75,623	758,257	969,973	144,813

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The total number of paying users at Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongren Live for the periods indicated is as following:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Showself	104,026	94,925	194,213	153,203
Lehai	53,683	56,889	96,541	101,934
Haixiu	51,994	53,640	108,658	80,620
Beelive	49,096	33,791	77,650	59,793
Hongren	-	29,527	-	50,203
TOTAL	258,799	268,772	477,062	445,753

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongren live is as following (amounts in RMB):

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
In RMB and USD	RMB	RMB	USD	RMB	RMB	USD
Showself	1,454	1,514	226	1,471	1,846	276
Lehai	1,010	1,290	193	1,138	1,279	191
Haixiu	1,602	1,580	236	1,529	2,077	310
Beelive	2,010	3,793	566	2,436	4,073	608
Hongren	-	2,511	375	-	2,608	389
Overall average	1,497	1,876	280	1,574	2,143	320

Among five brands of live streaming platforms, Showself Live streaming contributed 34% to 41% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the three months ended June 30, 2021 and 2022 was RMB1,497 and RMB1,876, respectively. The overall ARPPU for the six months ended June 30, 2021 and 2022 was RMB 1,574, RMB and RMB2,143, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	USD	RMB	RMB	USD
Revenue sharing fees	266,855	372,050	55,546	510,002	681,068	101,681
User acquisition costs	32,666	30,116	4,496	57,904	55,396	8,270
Bandwidth related costs	2,471	3,438	513	4,739	6,265	935
Others	11,305	7,772	1,160	25,544	19,616	2,929
TOTAL	313,297	413,376	61,715	598,189	762,345	113,815

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Revenue sharing fees and content cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees were 68% and 73% of revenues for the three months ended June 30, 2021 and 2022, respectively. Revenue sharing fees were 67% and 70% of revenues for the six months ended June 30, 2021 and 2022, respectively. As we need to attract more talented broadcasters and offer more content to users, we adjusted our revenue sharing policy and provided broadcasters with higher revenue sharing percentage to attract more talented broadcasters. As a result, the revenue sharing fees increased by 39% for the three months ended June 30, 2022 compared to three months ended June 30, 2021 and increased by 34% for the six months ended June 30, 2022 compared to six months ended June 30, 2021. We expect our sharing fees and content cost for live streaming revenue to increase in line with the growth of our live streaming operations.

User acquisition costs: We acquire users primarily through viral marketing, or word-of-mouth marketing, and online download. We provide online downloads of our apps via various third-party websites, including online advertising networks, internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them.

Bandwidth related cost: Bandwidth related cost consists of fees that we pay to telecommunication service providers for server hosting, bandwidth and content delivery-related services such as CDN (content delivery network).

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the three months ended June 30, 2021 and 2022 and for the six months ended June 30, 2021 and 2022 other cost represented approximately 2% to 3% of related total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for doubtful accounts.

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
Amounts in thousands of RMB and USD	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,480)	(452)	(67)	(2,584)	(1,036)	(155)
General and administrative expenses	(15,548)	(15,406)	(2,300)	(24,395)	(34,514)	(5,153)
Research and development expenses	(13,951)	(18,313)	(2,734)	(23,514)	(35,128)	(5,244)
Provision for doubtful accounts	(3,197)	(3,353)	(501)	(3,645)	(3,094)	(462)

Sales and marketing expenses: Our sales and marketing expenses mainly consist of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses, including advertisements, holding promotional events and developing and designing marketing campaigns. We expect to target sales and marketing expenditures to attract targeted paying users.

General and administrative expenses: Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, and (iv) office rental expenses. We expect that general and administrative expenses will increase when we become a public company and incurs additional costs to comply with its reporting obligations under the U.S. securities laws.

Research and development expenses: Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow as we continue to invest in innovative technologies to offer users a better experience.

Provision for doubtful accounts: We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for doubtful accounts, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account. We expect that the provision for doubtful accounts to decline as we have committed more resources to collection of account receivables.

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Results of Operations

Three Months Ended June 30, 2022 Compared to Three Months Ended June 30, 2021

Revenue: Total revenues increased by RMB113.3 million, or 29%, from RMB393.2 million for the three months ended June 30, 2021 to RMB506.5 million for the three months ended June 30, 2022. This increase was driven by more quality content are provided through our integrated multiple live streaming platforms including Hongren platforms we acquired in January 2022. For the three months ended June 30, 2022, the number of paying user was 268,772, increased slightly by 4% from 258,799 paying user for the three months ended June 30, 2021. Our paying ratio increased from 3.8% for the three months ended June 30, 2021 to 5.8% for the three months ended June 30, 2022. Our average ARPPU increased by 25%, from RMB 1,497 for the three months ended June 30, 2021 to RMB 1,876 for the for the three months ended June 30, 2022.

Cost of revenues: Our cost of revenues increased by 32%, from RMB313.3 million for the three months ended June 30, 2021 to RMB413.4 million for the three months ended June 30, 2022. The increase was primarily attributable to a 39%, or RMB105.2 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the growth of the Company’s overall live streaming operations for the three months ended June 30, 2022.

Gross profit: Our gross profit for the three months ended June 30, 2022 increased by 17% to RMB93.2 million from RMB79.9 million for the three months ended June 30, 2021. Gross margin for the three months ended June 30, 2021 and 2022 was 20% and 18%. As we continued to increase the revenue sharing fee, it decreased the gross margin in short run but will attract more broadcasters and enhance the quality of our content offerings.

Total operating expenses: Total operating expenses for the three months ended June 30, 2022 increased by 10% to RMB37.5 million from RMB34.2 million for the three months ended June 30, 2021.

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 69%, from RMB1.5 million for the three months ended June 30, 2021 to RMB0.5 million for the three months ended June 30, 2022. This decrease was mainly due to less promotional activities for the three months ended June 30, 2022.

●	General and administrative expenses: Our general and administrative expenses decreased by 1%, from RMB15.5 million for the three months ended June 30, 2021 to RMB15.4 million for the three months ended June 30, 2022. The decrease was primarily because we had less tax related to intercompany dividends offset by higher employee salary and welfare and amortization of intangible assets as compared to three months ended June 30, 2021

●	Research and development expenses: Our research and development expenses increased from RMB14.0 million for the three months ended June 30, 2021 to RMB18.3 million for the three months ended June 30, 2022 due to the Company had share based compensation of RMB2.2 million for the three months ended June 30, 2022.

●	Provision for doubtful accounts: Our provision for doubtful accounts for the three months ended June 30, 2022 was RMB3.4 million as compared to RMB3.2 million for the year three months ended June 30, 2021.

Change in fair value of contingent consideration: The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020, acquisition of BeeLive on August 10, 2020 and acquisition of Weiliantong on January 1, 2022, involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. For the three months ended June 30, 2022, the change in fair value of contingent consideration decreased by 83% to RMB6.1million from RMB35.3 million for the three months ended June 30, 2021.

Change in fair value of warrant liabilities: The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. For the three months ended June 30, 2022, the change in fair value of warrant liabilities decreased by 67% to RMB3.9 million from RMB11.6 million for the three months ended June 30, 2021.

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Change in fair value of investment: Change in fair value of investment for the three months ended June 30, 2022 decreased by 48% to RMB 0.8 million from RMB1.4 million for the three months ended June 30, 2021. Change in fair value of investment is primarily related to investment in marketable securities. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income: As a result of the foregoing, net income decreased by 27%, from RMB92.1 million for the three months ended June 30, 2021 to RMB 67.4 million for the three months ended June 30, 2022.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue: Total revenues increased by RMB211.7 million, or 28%, from RMB758.3 million for the six months ended June 30, 2021 to RMB970.0 million for the six months ended June 30, 2022. This increase was driven by more quality content are provided through our integrated multiple live streaming platforms including Weiliantong platforms we acquired in January 2022. For the six months ended June 30, 2022, the number of paying user was 445,753, decreased slightly by 7% from 477,062 paying user for the six months ended June 30, 2021. Our paying ratio increased from3.6% for the six months ended June 30, 2021 to 4.9% for the six months ended June 30, 2022. Our average ARPPU increased by 36%, from RMB 1,574 for the six months ended June 30, 2021 to RMB2,143 for the for the six months ended June 30, 2022.

Cost of revenues: Our cost of revenues increased by 27%, from RMB598.2 million for the six months ended June 30, 2021 to RMB762.3 million for the six months ended June 30, 2022. The increase was primarily attributable to a 34%, or RMB171.1 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the growth of the Company’s overall live streaming operations. for the six months ended June 30, 2022.

Gross profit: Our gross profit for the six months ended June 30, 2022 increased by 30% to RMB207.6 million from RMB160.1 million for the six months ended June 30, 2021. Gross margin for the six months ended June 30, 2021 and 2022 were both 21%.

Total operating expenses: Total operating expenses for the six months ended June 30, 2022 increased by 36% to RMB73.8 million from RMB54.1 million for the six months ended June 30, 2021.

●	Sales and marketing expenses: Our sales and marketing expenses decreased by 60%, from RMB2.6 million for the six months ended June 30, 2021 to RMB1.0 million for the six months ended June 30, 2022. This decrease was mainly due to less promotional activities.

●	General and administrative expenses: Our general and administrative expenses increased by 41%, from RMB24.4 million for the six months ended June 30, 2021 to RMB34.5 million for the six months ended June 30, 2022. The increase was primarily caused by more consulting and professional fees due to the expansion of the Company, higher employee salary and welfare and amortization of intangible assets.

●	Research and development expenses: Our research and development expenses increased from RMB23.5 million for the six months ended June 30, 2021 to RMB35.1 million for the six months ended June 30, 2022 due to increased R&D headcounts and the Company had share based compensation of RMB4.1 million for the six months ended June 30, 2022.

●	Provision for doubtful accounts: Our provision for doubtful accounts for the six months ended June 30, 2022 was RMB3.1 million as compared to f RMB3.6 million for the year six months ended June 30, 2021.

Change in fair value of contingent consideration: The Company’s reverse recapitalization with Wealthbridge Acquisition Limited (“Wealthbridge”) on May 7, 2020, acquisition of BeeLive on August 10, 2020 and acquisition of Weiliantong on January 1, 2022, involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense. For the six months ended June 30, 2022, the change in fair value of contingent consideration decreased by 54% to RMB10.8 million from RMB23.5 million for the six months ended June 30, 2021.

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Change in fair value of warrant liabilities: The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. For the six months ended June 30, 2022, the change in fair value of warrant liabilities decreased by 23% to RMB8.4 million from RMB10.9 million for the six months ended June 30, 2021.

Change in fair value of investment: Change in fair value of investment for the six months ended June 30, 2022 decreased by 95% to RMB 1.5 million from RMB27.6 million for the six months ended June 30, 2021.Change in fair value of investment is primarily related to investment in marketable securities. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income: As a result of the foregoing, net income decreased by 8%, from RMB163.0 million for the six months ended June 30, 2021 to RMB 150.6 million for the six months ended June 30, 2022.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after-tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning January 1, 2020. The ASU requires a modified retrospective adoption method. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

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In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU became effective for the Company’s annual and interim periods beginning in January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the guidance for certain financial instruments with characteristics of both debt and equity, including convertible instruments and contracts on an entity’s own equity, by reducing the number of accounting models for convertible instruments. It also amends guidance in ASC Topic 260, Earnings Per Share, relating to the computation of earnings per share for convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2021, with early adoption permitted for fiscal years that begin after December 15, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The Company sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw.

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As of December 31, 2021 and June 30, 2022, RMB238,792 and RMB172,616, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short-term investments as of December 31, 2021 and June 30, 2022.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of assets and liabilities of the Company and its subsidiaries (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Companies in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Company believes that its current cash and cash equivalents, together with its cash generated from operating activities and financing activities, will be sufficient to meet its present anticipated working capital requirements and capital expenditures for at least the next 12 months. However, the Company may decide to enhance its liquidity position or increase its cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute the Company earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company’s operations and its ability to pay dividends to its shareholders.

As a holding company with no material operations of its own, the Company conducts its operations primarily through its PRC subsidiaries and its variable interest entity (VIE) and the VIE’s subsidiaries. The Company is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

The following table presents the summary of the Company’s cash flow data.

	For the six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022
Amounts in thousands of RMB	RMB	RMB	USD
Net cash provided by operating activities	79,302	13,621	2,033
Net cash used in investing activities	(44,536)	(79,983)	(11,941)
Net cash provided by financing activities	27,594	-	-
Effect of foreign exchange rate changes on cash	(325)	843	127
Net increase (decrease) in cash and cash equivalents	62,035	(65,519)	(9,781)
Cash and cash equivalents at beginning of the year	224,768	240,947	35,972
Cash and cash equivalents at end of the year	286,803	175,428	26,191

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB13.6 million for the six months ended June 30, 2022. The difference between the net cash provided by operating activities and net income of RMB150.6 million was primarily attributable to non-cash adjustment of RMB4.4 million, an increase in deferred revenue of RMB51.3 million which will be recognized as revenue in the next twelve months, and an increase in account payables of RMB19.2 million, partially offset by an increase in accounts receivables of RMB174.2 due to growing revenue ,and a decrease in accrued expense and other payables of RMB22.4 million .

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Net cash provided by operating activities was RMB79.3million for the six months ended June 30, 2021. The difference between the net cash provided by operating activities and net income of RMB163.0 million was primarily attributable to non-cash adjustment of RMB56.2 million, an increase in deferred revenue of RMB18.0 million which will be recognized as revenue in the next twelve months, partially offset by a decrease in accounts payable of RMB21.3 million and an increase in prepaid expense and other current assets of RMB11.0 million.

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment, and intangible assets such as trademark, software copyrights, and patents; (b) payment for long term investment.

Net cash used in investing activities amounted to RMB80.0 million for the six months ended June 30, 2022, primarily due to RMB75.0 million paid for long term investment and RMB13.8 million paid to the acquisition of Weiliantong, partially offset by RMB9.7 million cash acquired from the acquisition

Net cash used in investing activities amounted to RMB44.5 million for the six months ended June 30, 2021, primarily due to RMB44.0 million paid for long term investment and RMB0.6 million purchase of equipment.

Financing Activities

No financing activities for the six months ended June 30, 2022

Net cash provided by financing activities amounted to RMB27.6 million for the six months ended June 30, 2021, primarily due to net proceeds RMB15.3 million from private placement and net proceeds RMB 12.3 million from related parties loans.

Capital Expenditures.

For the six months ended June 30, 2021 and 2022, the Company’s capital expenditure amounted to RMB0.6 million and RMB0.9 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report.

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Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

On January 1, 2022, the Company closed an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), The Company acquired 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million

On January 25, 2022, SG consummated the acquisition of the 100% equity interest in Chuangda Zhihui (Beijing) Technology Co., Ltd. (“CDZH”) and its wholly owned subsidiary, Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) from its original shareholders for a cash consideration of RMB100,000.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, fair value of warrants liabilities and contingent liability, allowance for doubtful accounts, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. Accounts are considered overdue after 180 days.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances for each account may require the Company to use substantial judgment in assessing its collectability.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Revenue Recognition

On January 1, 2019, the Company adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Company’s assessment, the adoption of ASC 606 did not result in any adjustment on the Company’s consolidated financial statements, and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605.

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Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges. The Company derives their revenue from live streaming service and technical service.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight-line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

Technical Services and others

The Company generated technical revenues and others from providing technical development, advisory and others, which accounts for only less than 1% of revenue. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

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Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Contingent consideration – earn-out liability

(i) Earn-out liability from SPAC transaction

In connection with SPAC transaction, the previous shareholders of Scienjoy Inc. may be entitled to receive earnout shares as follows: (1) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2020 is greater than or equal to either US$28,300,000 or RMB 190,000,000, the previous owners of Scienjoy Inc will be entitled to receive 3,000,000 Class A ordinary shares of the Company (“SPAC Earn-out Target 2020”); and (2) if Scienjoy Inc.’s net income before tax for the year ended December 31, 2021 is greater than or equal to either US$35,000,000 or RMB 235,000,000, the previous owners of Scienjoy Inc. will be entitled to receive 3,000,000 Class A ordinary shares of the Company. The Company met the two earnout criteria by December 31, 2020 and 2021, respectively.

Upon the closing of the SPAC Transaction, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2021	December 31, 2021
Risk-free interest rate	0.38%	0.38%
Share price	$6.22	$5.68

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(ii) Earn-out liability from BeeLive acquisition

In connection with the acquisition of BeeLive in August 2020, the previous shareholders of BeeLive may be entitled to receive earnout shares as follows: (i) if the BeeLive Company’s total annual revenue is no less than RMB 336.6 million in Year 2020,the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares (“Beelive Earn-out Target 2020”); (ii) if the BeeLive Companies’ total annual revenue is no less than RMB 460.6 million in Year 2021, the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares; and (iii) if the BeeLive Companies’ total annual revenue is no less than RMB 580.9 million in Year 2022, the previous shareholder will be entitled to received additional 540,960 Class A ordinary shares. If the total annual revenue of BeeLive Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the BeeLive acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2021	December 31, 2021	June 30, 2022
Risk-free interest rate	0.38%	0.38%	2.49%
Share price	$6.22	$5.68	$3.27
Probability	20% - 50%	20% - 50%	20%-50%

(iii) Earn-out liability from Weiliantong acquisition

In connection with the acquisition of Weiliantong (Note 4), the previous shareholders of Weiliantong may be entitled to receive earnout shares as follows: (i) if the Weiliantong Company’s total annual revenue is no less than RMB280 million in 2022,the previous shareholder will be entitled to received additional 10% of consideration( Class A ordinary shares) (“Weiliantong Earn-out Target 2022”); (ii) if Weiliantong total annual revenue is no less than RMB360 million in Year 2023, the previous shareholder will be entitled to received additional 10% of consideration (Class A ordinary shares); If the total annual revenue of Weiliantong Company in a particular performance year does not reach the target revenue as specified above, but is equal to or more than 80% of the target revenue, the previous shareholder will be entitled to a reduced number of the earn-out shares.

Upon the closing of the Weiliantong acquisition, the Company recorded the fair value of the contingent consideration resulted from earn-out liability and recorded the changes in fair value in earnings. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	January 1, 2022	June 30, 2022
Risk-free interest rate	0.39-0.73%	2.52-2.86%
Share price	$5.13	$3.27
Probability	20% - 50%	20% - 50%

As of December 31, 2021, the aggregated contingent considerations for the earn-out liabilities were approximate RMB10.6 million, including current portion of earn-out liability of RMB10.6 million.

As of June 30, 2022, the aggregated contingent considerations for the earn-out liabilities were approximate RMB19.7 million, including current portion of earn-out liability of RMB12.9 million and non-current portion of earn-out liability of RMB6.8 million.

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The Company measures contingent consideration – earn-out liability at fair value on a recurring basis as of the dates of acquisition and June 30,2022. The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of June 30, 2022
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥-	¥-
Earn-out liability from BeeLive acquisition	-	-	6,490	6,490
Earn-out liability from Weiliantong acquisition			13,233	13,233

	As of December 31, 2021
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Earn-out liability from SPAC transaction	¥-	¥-	¥-	¥-
Earn-out liability from BeeLive acquisition	-	-	10,638	10,638
Earn-out liability from Weiliantong acquisition	-	-	-	-
Total	¥-	¥-	¥10,638	¥10,638

As of December 31, 2021, the earn-out liability related to SPAC Earn-out Target 2021 and Beelive Earn-out Target 2021 were met. As a result, the Company classified the related portion of earn-out liability in aggregated of RMB128.1 million as shares to be issued in the equity of the Company. As of December 31, 2021, there was 3,540,960 earn-out shares required to be issued and the Company included it in the calculation of earnings per share. On June 2, 2022, the 3,540,960 earn-out shares were issued.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2021 and the six months ended June 30, 2022. The following is a reconciliation of the beginning and ending balances for contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2021 and the six months ended June 30, 2022:

Balance
Balance at December 31, 2020	¥107,299
Fair value change	33,584
Exchange difference	(2,126)
Reclassification to shares to be issued	(128,119)
Balance at December 31, 2021	¥10,638
Contingent consideration resulting from Weiliantong acquisition	19,875
Fair value change	(10,790)
Balance at June 30, 2022	¥19,723
Less: Contingent consideration – earn-out liability – non-current portion	(6,822)
Contingent consideration – earn-out liability –current portion	¥12,901

Warrant liabilities

The Company’s warrants assumed from SPAC acquisition on May 7, 2020, the date of the closing of SPAC Transaction, that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative as contemplated in ASC 815-40. The warrant is recorded as derivative liability on the consolidated balance sheet upon the SPAC transaction and is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain in accordance with ASC 820.

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The warrant liabilities were measured and recorded on a recurring basis. The Company determined the fair value of the contingent consideration using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy. A binomial model uses random numbers, together with the assumption of volatility, risk-free rate, expected dividend rate, to generate individual stock price paths. The major assumptions used in the binomial model are as follows:

	June 30, 2021	December 31, 2021	June 30, 2022
Risk-free interest rate	0.38%	0.75%	2.87%
Share price	$6.22	$5.68	$3.27
Volatility	54%	53%	62%

The following table sets forth the establishment of the Company’s Level 3 warrant liabilities, as well as a summary of the changes in the fair value:

Balance
Balance as of December 31, 2020	¥29,558
Fair value change	(16,421)
Exercised	(115)
Exchange difference	(2,698)
Balance as of December 31, 2021	10,324
Fair value change	(8,382)
Exchange difference	268
Balance as of June 30, 2022	¥2,210

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions as of as of December 31, 2021 and June 30, 2022. As of December 31, 2021 and June 30, 2022, the Company did not have any significant unrecognized uncertain tax positions.

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